SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	August	2016

Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release: Shopify Prices US$286,875,000 Offering of Class A Subordinate Voting Shares.

Shopify Prices US$286,875,000 Offering of Class A Subordinate Voting Shares

Ottawa, Canada – August 16, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH) (“Shopify”) today announced that it has entered into an underwriting agreement with a syndicate of underwriters in connection with its previously announced marketed offering of Class A subordinate voting shares (the “Offering”).

The underwriters have agreed to purchase, at a price of US$38.25 per share, 5,000,000 Class A subordinate voting shares from Shopify, for gross proceeds of US$191,250,000, and 2,500,000 Class A subordinate voting shares from entities affiliated with Bessemer Venture Partners and certain members of Shopify’s management (the “Selling Shareholders”). Shopify has also granted the Underwriters an over-allotment option to purchase up to an additional 1,125,000 Class A subordinate voting shares, which option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering.

Shopify expects to use the net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash. Shopify will not receive any of the proceeds of the sale of shares by the Selling Shareholders.

Closing of the Offering is subject to a number of closing conditions, including the listing of the Class A subordinate voting shares purchased from Shopify on the NYSE and TSX, and any required approvals of each exchange, and is expected to occur on or about August 22, 2016.

Morgan Stanley, Credit Suisse, RBC Capital Markets, Pacific Crest Securities, a division of KeyBanc Capital Markets, Raymond James, Canaccord Genuity and Piper Jaffray are acting as underwriters in the offering.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Shopify has filed a preliminary prospectus supplement, and will file a final prospectus supplement, to its short form base shelf prospectus dated August 5, 2016 with the securities commissions in each of the provinces and territories of Canada except Quebec. The preliminary prospectus supplement has also been filed, and the final prospectus supplement will be filed, with the U.S. Securities and Exchange Commission (the “SEC”) as a supplement to its registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements and the Registration Statement contain important detailed information about the Offering. A copy of the Canadian prospectus supplements can be found on SEDAR at www.sedar.com, and a copy of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of such offering documents may also be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010; RBC Capital Markets, Attention: Distribution Centre, 180 Wellington Street, 8th Floor, Toronto, Ontario M5J 0C2; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098. Prospective investors should read the prospectus supplements and Registration Statement before making an investment decision.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 300,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed public offering, the terms of the offering and the proposed use of proceeds. Words such as “will”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering and the terms thereof are subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:
Katie Keita
Director, Investor Relations
 613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date:	August 16, 2016	By:	/s/ Joseph Frasca
			Name:	Joseph Frasca
			Title:	General Counsel and Secretary